CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(5)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, $0.001 par value per share	4,570,500	$0.35	$1,599,675.00	$176.28
Common stock, $0.001 par value per share	6,000,000 (2)	$0.35	$2,100,000.00	$231.42
Total	10,570,500		$3,699,675.00	$407.70

(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2)Being sold in a Direct Public Offering.